SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 3)

MasTec, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

576323109

(CUSIP Number)

Jose Mas

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Miami, Florida 33134

(305) 599-1800

(Name, address and telephone number of person authorized to receive notices and communications)

September 9, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Mas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,519,971
	8	SHARED VOTING POWER 1,649,941
	9	SOLE DISPOSITIVE POWER 4,519,971
	10	SHARED DISPOSITIVE POWER 1,649,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,148,855]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,688
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,280,688
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,280,688
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,280,688
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 848,941
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 848,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 425,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 425,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Family Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is filed jointly on behalf of Jose Mas, Jose Ramon Mas Holdings I, LLC (“JM Holdings I”), Jose Ramon Mas Holdings, LLC (“JM Holdings”), Jorge Mas Irrevocable Family Trust (“JM Trust”), Jose Ramon Mas Irrevocable Family Trust (“JR Trust”), Mas Equity Partners III, LLC (“Mas Partners III”), and Mas Family Foundation Inc. (“Family Foundation”) (collectively, the “Reporting Persons”). This Amendment No. 3 to Schedule 13D amends and updates the statements on Schedule 13D previously filed on December 9, 2015, as amended on November 19, 2019, as further amended on January 13, 2023, with respect to the Common Stock, $.10 par value (the “Shares” or “Common Stock”) of MasTec, Inc., a Florida corporation (the “Issuer”).

ITEM 3. Source and Amount of Funds or Other Consideration.

Share ownership by each of the persons reporting on this Schedule 13D reflect transfers among certain of the reporting persons as well as grants of equity compensation to Mr. Mas since November 19, 2019, all as previously reported on Forms 4 filed by Mr. Mas.

ITEM 4. Purpose of Transaction.

The purpose of this filing to is report entry by Jose Mas on August 16, 2024 into an amendment (the “Second Amendment”) to the previously reported prepaid variable forward sale contract entered into by Jose Mas with an unaffiliated party (the “JR 2019 Prepaid Forward Contract,” and, as amended to date, the “Prepaid Forward Contract”). The Second Amendment amends the Floor Price (as defined below) and Cap Price (as defined below) for each Tranche 1 Component (as defined below), which were determined based on the volume weighted average price (the “VWAP”) of MasTec, Inc.’s common stock for a specified period ended on September 9, 2024, and appropriately adjusts the number of Shares to be delivered on the respective valuation date for each Tranche 1 Component, with such adjustment resulting in a reduction in the number of Shares pledged under the Prepaid Forward Contract to 364,850 Shares.

The Prepaid Forward Contract provides for the settlement of the transaction, at the option of Jose Mas, in cash or in Shares. At settlement Jose Mas will be obligated to deliver to the buyer, on the applicable date in August or September 2025 or 2026 for the applicable component (each, a “Valuation Date”) in the first (“Tranche 1”) or second (“Tranche 2”) tranche, as applicable, of 15 components each ( “Tranche 1 Components” or “Tranche 2 Components”), at Jose Mas’s option, up to 100% of the number of Shares pledged for such component or an equivalent amount of cash. Jose Mas entered into the JR 2019 Prepaid Forward Contract to provide funds for investment in the Miami Major League Soccer franchise. For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

ITEM 5. Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jose Mas	6,148,855	(2)(3)	7.8%
JM Holdings I	1,280,688		1.6%
JM Holdings	1,280,688		1.6%
JM Trust	848,941		1.1%
JR Trust	425,000		0.5%
Mas Partners III	276,000		0.3%
Family Foundation	100,000		0.1%

(1)	The percentage of beneficial ownership is based upon 79,220,966 Shares of Common Stock outstanding as of July 29, 2024.
(2)

The Shares beneficially owned by Jose Mas include: 3,218,226 Shares owned by Jose Mas individually; 1,280,688 Shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jose Mas is the sole member; 848,941 Shares owned by the JM Trust of which Jose Mas is a trustee; 425,000 Shares owned by the JR Trust of which Patricia Mas, the wife of Jose Mas, is a trustee; 276,000 Shares owned by Mas Partners III, a Delaware limited liability company, in which Jose Mas is a member; and 100,000 Shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jose Mas is the secretary and a member of the Board of Directors. Jose Mas disclaims beneficial ownership of all Shares of common stock held by the JM Trust, the JR Trust and the Family Foundation, except, in each case, to the extent of his pecuniary interest therein.

(3)

364,850 Shares of Common Stock owned by Jose Mas individually are subject to the Prepaid Forward Contract and are pledged as collateral to secure Jose Mas’s obligations under such Prepaid Forward Contract.

The Reporting Person’s responses to cover page Items 7 through 10 of this 13D are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

364,850 Shares owned by Jose Mas are covered by the Prepaid Forward Contract. The Prepaid Forward Contract obligates Jose Mas to deliver to the buyer under the Prepaid Forward Contract, on each Valuation Date, at Jose Mas’s option, up to 100% of the number of Shares pledged for the applicable component or an equivalent amount of cash. Jose Mas pledged an aggregate of 364,850 Shares (the “Pledged Shares”) of MasTec, Inc. common stock to secure his obligations under the Prepaid Forward Contract, and currently retains ownership and voting rights in the Pledged Shares during the term of the pledge. The number of Shares to be potentially delivered to the buyer on each Valuation Date (or on which to base the amount of cash to be delivered to the buyer on such Valuation Date) is to be determined as follows: (a) if the VWAP of Shares on the Valuation Date for the applicable Tranche 1 Component or Tranche 2 Component (each, a “Valuation Price”) is less than or equal to $97.3535 (the “Tranche 1 Floor Price”) or $78.5147 (the “Tranche 2 Floor Price,” and each of the Tranche 1 Floor Price and Tranche 2 Floor Price, a “Floor Price”), respectively, then Jose Mas will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component is greater than the Tranche 1 Floor Price or Tranche 2 Floor Price, respectively, but less than or equal to $127.6413 (the “Tranche 1 Cap Price”) or $136.9646 (the “Tranche 2 Cap Price,” and each of the Tranche 1 Cap Price and Tranche 2 Cap Price, a “Cap Price”), respectively, then Jose Mas will deliver to the buyer the number of Shares equal to 100% of the Pledged Shares for the applicable component multiplied by the quotient of the applicable Floor Price divided by such Valuation Price and (c) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component exceeds the Tranche 1 Cap Price or Tranche 2 Cap Price, respectively, then Jose Mas will deliver to the buyer the number of Shares equal to 100% of Pledged Shares for the applicable component multiplied by the quotient of (x) the applicable Floor Price plus such excess divided by (y) such Valuation Price. Except as set forth above, Jose Mas retains beneficial ownership of the Pledged Shares and rights related thereto, including voting power with respect thereto.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Variable Share Forward Transaction Amendment No. 2 Agreement dated August 16, 2024 by and between Jose Ramon Mas and Bank of America, N.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 10th day of September, 2024.

/s/ Jose Mas
Name:	Jose Mas

JOSE RAMON MAS HOLDINGS I, LLC

By: Jose Ramon Mas Holdings, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Manager

JOSE RAMON MAS HOLDINGS, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Manager

JOSE RAMON MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Trustee

JORGE MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Trustee

MAS EQUITY PARTNERS III, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Member

MAS FAMILY FOUNDATION INC.

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Variable Share Forward Transaction Amendment No. 2 Agreement dated August 16, 2024 by and between Jose Ramon Mas and Bank of America, N.A.